COMMERCE BROKERAGE SERVICES, INC.

(A Wholly Owned Subsidiary of Commerce Bank)

Balance Sheet

December 31, 2015

	2015
Assets	
Cash	$ 1,348,511
Securities owned, at fair value	6,993,110
Receivable from clearing organization	992,144
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation and amortization of $882,078 in 2015	66,693
Current income taxes receivable	36,019
Deferred income taxes, net	188,838
Other assets	271,060
Total assets	$ 9,896,375
Liabilities and Stockholder's Equity	
Liabilities:	
Payable to clearing organization	$ 652,516
Accounts payable and accrued expenses	894,183
Total liabilities	1,546,699
Stockholder's equity:	
Common stock, $5 par value. Authorized, 6,000 shares; issued and outstanding, 5,000 shares	25,000
Additional paid-in capital	873,898
Retained earnings	7,450,778
Total stockholder's equity	8,349,676
Total liabilities and stockholder's equity	$ 9,896,375

See accompanying notes to financial statements.